novozymes®

05010612

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 18 2005
WASH. D.C. 190 SECTION

08/12/2005

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 30-31 (incl.) sent to the Copenhagen Stock Exchange in July/August, 2005.

Yours sincerely
**Novozymes A/S**

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79


**Novozymes A/S**
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

# Stock exchange announcement

August 11, 2005

# Novozymes A/S,

# Group financial statement for the first half of 2005

**Operating profit rose by 15%, while net profit rose by 26% compared with the first half of 2004. Outlook for the full year improved. Share buy-backs in 2005 to be increased by DKK 200 million to DKK 850 million.**

- Sales in local currencies rose by just below 5% in the first half of 2005. Measured in DKK, sales rose by 3% to DKK 3,037 million from DKK 2,961 million in the same period of 2004
- Operating profit rose by 15% to DKK 597 million from DKK 520 million. The operating profit margin rose to 19.7%, compared with 17.6% in 2004
- Profit before tax rose by 25% to DKK 589 million from DKK 470 million. Net financial costs were DKK 8 million, compared with DKK 50 million in 2004
- Net profit rose by 26% to DKK 440 million from DKK 350 million. Earnings per share (diluted) were DKK 6.5, an increase of 30% compared with the first half of 2004
- Free cash flow rose by 39% to DKK 480 million, compared with DKK 346 million in 2004
- Return on invested capital (ROIC) rose to 19.6% from 16.1% in 2004
- Decision to increase future investments in research and business development within enzymes and microorganisms

**Outlook for 2005**

The outlook for growth in net profit is being adjusted upwards from around 5% to 9-10%. Assuming no change in exchange rates, the outlook for sales in DKK is being increased to approximately 5%, while the outlook for growth in local currencies is being changed from 6-7% to around 5%. The outlook for growth in operating profit is being adjusted upwards from just below 6% to just above 8%. Free cash flow is expected to increase from DKK 750-850 million to DKK 800-900 million. Share buy-backs in 2005 are to be increased by DKK 200 million to a total of DKK 850 million.



## Profit/loss and balance sheet

| (DKK million) | H1 2005 | H1 2004 | % change H1 / H1 | Q2 2005 | Q2 2004 | % change Q2 / Q2 |
|---|---|---|---|---|---|---|
| **Net turnover** | **3,037** | **2,961** | 3 | **1,561** | **1,528** | 2 |
| - Enzymes | 2,881 | 2,797 | 3 | 1,479 | 1,445 | 2 |
| - Microorganisms | 156 | 164 | (5) | 82 | 83 | (1) |
| **Gross profit** | **1,641** | **1,592** | 3 | **858** | **817** | 5 |
| - Enzymes | 1,564 | 1,503 | 4 | 820 | 772 | 6 |
| - Microorganisms | 77 | 89 | (13) | 38 | 45 | (16) |
| **Operating profit (EBIT)** | **597** | **520** | 15 | **322** | **261** | 23 |
| - Enzymes | 583 | 496 | 18 | 316 | 249 | 27 |
| - Microorganisms | 14 | 24 | (42) | 6 | 12 | (50) |
| Operating profit margin | 19.7% | 17.6% | | 20.6% | 17.1% | |
| Net financials | (8) | (50) | n.a | 0 | (33) | n.a |
| **Profit before tax** | **589** | **470** | 25 | **322** | **228** | 41 |
| Tax | 148 | 121 | 22 | 74 | 58 | 28 |
| **Profit incl. minority interests** | **441** | **349** | 26 | **248** | **170** | 46 |
| Minority interests | (1) | 1 | (200) | 0 | 0 | 0 |
| **Net profit** | **440** | **350** | 26 | **248** | **170** | 46 |
| **Earnings per DKK 10 share** | 6.6 | 5.1 | 29 | 3.8 | 2.5 | 52 |
| Average no. of A/B shares, outstanding (million) | 66.2 | 69.0 | (4) | 66.0 | 68.7 | (4) |
| **Earnings per DKK 10 share (diluted)** | 6.5 | 5.0 | 30 | 3.7 | 2.4 | 54 |
| Average no. of A/B shares, diluted (million) | 67.8 | 70.5 | (4) | 67.6 | 70.3 | (4) |
| **Free cash flow** | **480** | **477** | 1 | **213** | **103** | 107 |

The accounts have been drawn up in accordance with the International Financial Reporting Standards (IFRS). The comparative figures for 2004 have been adjusted to reflect the IFRS. The accounts have not been audited. Profit/loss before and after IFRS for the second quarter of 2004 and for year to date 2004 are shown in Appendix 1..

### Net turnover

Net turnover in the first half of 2005 was DKK 3,037 million, equivalent to an increase of approximately 3% compared with the first half of 2004. Growth measured in local currencies was just below 5%. Sales of enzymes rose by 3%, while sales of microorganisms were 5% lower, compared with the same period of 2004.

### Sales by geographical area

| (DKK million | H1 2005 | H1 2004 | % change | % currency impact | % change in local currencies |
|---|---|---|---|---|---|
| Europe, Middle East & Africa | 1,380 | 1,285 | 7 | (1) | 8 |
| North America | 854 | 912 | (6) | (3) | (3) |
| Asia Pacific | 601 | 543 | 11 | (3) | 14 |
| Latin America | 202 | 221 | (9) | 2 | (11) |
| **Net turnover** | **3,037** | **2,961** | 3 | (2) | 5 |

Quarterly sales by geographical area are shown in Appendix 1.

An increasing share of the growth in sales is coming from **Europe**, which partly reflects increased sales to the baking industry and a healthy rise in sales of pharmaceutical proteins.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales to **North America** were lower in the first half of 2005 than in the same period last year. This is mainly due to lower sales of enzymes to the detergent industry and lower sales of microorganisms.
Growth in **Asia Pacific** remains very satisfactory. The positive trend is being driven by several industries, but particularly by the textile, starch and beverage alcohol industries.
The first half has seen a negative trend in sales to **Latin America**. This is primarily due to sales of feed enzymes, which were lower than in the same period of last year.

## Sales by industry

| | H1 | | % change | Q2 | | % change |
|---|---|---|---|---|---|---|
| (DKK million) | 2005 | 2004 | H1 / H1 | 2005 | 2004 | Q2 / Q2 |
| **Enzymes** | 2,881 | 2,797 | 3 | 1,479 | 1,445 | 2 |
| -technical enzymes | 1,789 | 1,760 | 2 | 915 | 897 | 2 |
| -detergent | 990 | 1,030 | (4) | 490 | 512 | (4) |
| -other technical | 799 | 730 | 9 | 425 | 385 | 10 |
| -food enzymes | 752 | 695 | 8 | 396 | 367 | 8 |
| -feed enzymes | 340 | 342 | (1) | 168 | 181 | (7) |
| **Microorganisms** | 156 | 164 | (5) | 82 | 83 | (1) |
| **Net turnover** | 3,037 | 2,961 | 3 | 1,561 | 1,528 | 2 |

Quarterly sales by industry for 2004 and 2005 are shown in Appendix 1.

## Sales of enzymes

Overall, sales of **technical enzymes** rose by 2% in the first half of 2005, compared with the same period of last year.

Sales of **detergent enzymes** were 4% lower in the first half of 2005 than in the same period of 2004, which is partly due to the negative effect of exchange rate movements. The primary reason, however, is that detergent manufacturers remain under pressure as a result of higher raw material prices.

Growth in sales of **other technical enzymes** remains very satisfactory. Sales rose by 9% in DKK, and more in local currencies. Sales of enzymes for the production of fuel ethanol are showing very high rates of growth. This can be attributed, among other things, to the introduction at the end of 2004 of a new enzyme which increases yield and reduces energy costs in the production process. At the same time sales of enzymes to both the textile and starch industries are showing high rates of growth. Sales of pharmaceutical proteins, and sales of enzymes to the forest products industry are also showing very healthy growth, albeit from a lower starting point.

It is lower sales within the detergent industry and growth in sales of enzymes to the starch industry and for the production of fuel ethanol which have had the greatest impact on the trend in the second quarter of 2005.

Sales of **food enzymes** rose by 8% in DKK in the first half of 2005, compared with the same period of 2004. Measured in local currencies, growth in sales increased by more than 10%. Sales to the baking industry are growing healthily, although some of this growth appears to relate to stockbuilding, for which reason lower rates of growth are expected for the second half of 2005. In addition, sales of other enzymes to the food industry are also showing healthy rates of growth, with the exception of sales to the brewing industry, which were lower in the first half of 2005 than in the corresponding period of 2004. Sales to the brewing industry in 2004 were favourably affected by a marked increase in the demand for low-carbohydrate beer, presenting a challenging basis of comparison.

Seen in isolation, the trend for the second quarter of 2005 compared with the corresponding period of 2004 fully reflects the trend for the first half as a whole. Sales of enzymes to the baking industry are showing healthy growth, while sales of enzymes to the brewing industry are lower.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales of **feed enzymes** in the first half of 2005 were 1% lower than sales in the same period of 2004. Measured in local currencies, sales rose by 2%. There is moderate growth in sales of enzymes within the phytase product group, as expected, while sales of enzymes for plant proteins have been lower in the first half of 2005. In general, sales of feed enzymes in this period have been negatively affected by stock changes in the distributor chain, particularly in Latin America.

Seen in isolation, sales in the second quarter of 2005 were 7% lower than in the same period of 2004, which can mainly be attributed to adjustments to stock levels in the distributor chain.

## Sales of microorganisms

Sales of **microorganisms** in the first half of 2005 were 5% lower measured in DKK and 1% lower measured in local currencies than in the first half of 2004. The geographical distribution of sales has increased, and sales outside the USA are showing healthy rates of growth. The lower level of sales in the first half of 2005 can mainly be attributed to North America and to the institutional and household cleaning segment. Sales are expected to rise in the second half of the year, albeit at lower rates of growth for 2005 as a whole than was assumed at the start of the year.

Sales were lower in the second quarter of 2005 than in the same period of 2004, which are also primarily due to lower sales for institutional and household cleaning.

## New products

Novozymes launched two new enzyme products in the first half of 2005:

- Polarzyme®, a detergent enzyme which is effective on protein-based stains and gets clothes clean at low temperatures – launched in the first quarter of 2005
- Pectawash®, a detergent enzyme for liquid detergents, which is effective on pectin-based stains, e.g. from bananas and other fruits – launched in the second quarter of 2005

Sales of new products launched within the last five years represent approximately 30% of the group's turnover for the first half of 2005.

## Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by less than 1% to DKK 2,459 million. The relatively modest rate of increase was positively affected by lower exchange rates in the first half, more efficient use of raw materials, and cost restraint, which cannot be expected to remain at the same level in the second half of the year.

Production costs rose by 2%, which is less than the relative increase in sales compared with the first half of 2004. The gross margin rose from 53.8% to 54.0%, mainly as a result of productivity improvements within production.

Sales and distribution costs and administrative costs were on a par with the first half of 2004, while research and development costs accounted for around 12% of turnover, roughly 1 percentage point lower than in the first half of 2004. There has been less expenditure on contract research in the first half of 2005, together with active cost control in relation to materials purchasing and service agreements. The exchange rate situation has also contributed to falling costs.

Other operating income was DKK 19 million in 2005, compared with DKK 8 million in 2004. The increase is primarily due to income from the joint research project with Solvay Pharmaceuticals entered into at the end of 2004.

Depreciation and amortisation charges totalled DKK 240 million, compared with DKK 237 million in the corresponding period of 2004.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

## Operating profit

Operating profit rose by 15% to DKK 597 million from DKK 520 million in 2004, DKK 583 million of which relates to enzymes and DKK 14 million to microorganisms. The operating profit margin, measured as operating profit as a percentage of sales, was 20.2% for enzymes and 9.0% for microorganisms.

## Net financials

| (DKK million) | H1 2005 | H1 2004 |
|---|---|---|
| Net foreign exchange gain/(loss) | 9 | 9 |
| Net interest expenses | (12) | (16) |
| Other financials | (5) | (43) |
| **Total financials** | **(8)** | **(50)** |
| | | |
| Net interest-bearing debt, end | 788 | 818 |

Net foreign exchange gains relate to realised and unrealised gains, primarily on the hedging of exposures to the USD and JPY. The trend in Other financials is mainly due to a change in the obligation relating to share options as a result of fluctuations in the market price for the underlying share.

## Profit before and after tax

Profit before tax for the first half of 2005 rose to DKK 589 million from DKK 470 million in 2004, equivalent to an increase of just above 25%. Net profit rose by just below 26% to DKK 440 million, compared with DKK 350 million in the same period last year.

## Cash flow, investments, acquisitions

| (DKK million) | H1 2005 | H1 2004 |
|---|---|---|
| **Net result** | **440** | **350** |
| Cash flow before change in working capital | 557 | 563 |
| Cash flow from operating activities | 605 | 474 |
| Cash flow from investing activities | (125) | 3 |
| **Free cash flow** | **480** | **477** |
| Cash flow from financing activities | (557) | (541) |
| **Net cash flow** | **(77)** | **(64)** |
| Acquisitions | 0 | 0 |

A complete summary of Cash flows for the first half of 2005 is shown in Appendix 2.

Leaving aside a one-off item worth DKK 131 million relating to termination of equity hedging transactions in the first half of 2004, free cash flow has increased by 39% from DKK 346 million to DKK 480 million in 2005. The main reason for this is a reduction in money owed by debtors. When adjusted for the effect of the one-off item in 2004 mentioned above, the level of investment in the first half of 2005 is the same as in the equivalent period of 2004.

## Balance sheet and development in shareholders' equity

Shareholders' equity was DKK 3,876 million at the end of the first half of 2005, compared with DKK 3,947 million on January 1, 2005. Shareholders' equity was increased by retained earnings for the period and currency translation adjustments in respect of subsidiaries' net assets, but reduced by dividend payments and purchase of own shares.


Novozymes A/S
Investor Relations
2005-25364-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

A dividend of DKK 231 million was paid for 2004. Purchase of own shares for DKK 438 million, reduced by exercise of share options (DKK 99 million), decreased shareholders' equity by DKK 339 million in the period.

| **Assets** (DKK million) | **H1** 2005 | **End** 2004 | **Liabilities** (DKK million) | **H1** 2005 | **End** 2004 |
|---|---|---|---|---|---|
| | | | Shareholders' equity beginning of period excl. minority interests | 3,917 | 4,144 |
| | | | Retained earnings | 440 | 764 |
| | | | Dividend paid | (231) | (217) |
| | | | Purchase of own shares, net | (339) | (804) |
| Intangible fixed assets | 451 | 480 | Currency translation adj. for net assets, etc. | 56 | 30 |
| Tangible fixed assets | 3,473 | 3,402 | | **3,843** | **3,917** |
| Deferred income tax | 32 | 26 | **Minority interests** | 33 | 30 |
| **Total fixed assets** | **3,956** | **3,908** | **Shareholders' equity end of period** | **3,876** | **3,947** |
| Stocks | 1,283 | 1,130 | Total non-current liabilities | 1,914 | 1,829 |
| Debtors | 1,417 | 1,361 | - of which net interest-bearing | 1,355 | 1,267 |
| Securities | 131 | 146 | Total current liabilities | 1,514 | 1,300 |
| Cash at bank and in hand | 517 | 531 | - of which net interest-bearing | 81 | 48 |
| **Total current assets** | **3,348** | **3,168** | **Total liabilities** | **3,428** | **3,129** |
| **Total assets end of period** | **7,304** | **7,076** | **Total liabilities and shareholders' equity end of period** | **7,304** | **7,076** |

In accordance with IFRS Shareholders' equity is stated inclusive of minority interests. The development in shareholders' equity in the first half of 2005 compared with the first half of 2004 is shown in Appendix 3.

At the Annual Meeting of Shareholders on March 16, 2005, it was decided to reduce the nominal share capital. Pursuant to the Stock Exchange Announcement of July 4, 2005 the capital reduction has now finally been registered, and the share capital is now DKK 696 million, corresponding to 69.6 million shares.

Since February 1, 2005 shares worth DKK 452 million have been bought back as part of the ongoing buy-back programme. The holding of own shares at the end of the first half consisted of 6.9 million B shares, corresponding to 3.9 million B shares after the capital write-down, which is equal to 5.7% of the written-down share capital.

The planned share buy-back programme worth a total of DKK 2,500 million, which began in 2004, is expected to be implemented over a period of 3-4 years. It was decided to increase the approved framework for share buy-backs in 2005 by DKK 200 million to DKK 850 million.

## Change to accounting policies

Novozymes changed its accounting policies with effect from January 1, 2005 and will henceforth follow the International Financial Reporting Standards (IFRS). The half-year financial statement has therefore been drawn up in accordance with IAS 34. The comparative figures for 2004 have been adjusted to reflect the transition to IFRS.

The accounting policies for the present half-year financial statement are consistent with the principles underlying *The Novozymes Report 2004*, with the exception of the changes described in Note 32 of the Report, "Transition to IFRS", which describes the changes made as a result of moving from the previously applicable Danish GAAP to IFRS.

See also *The Novozymes Report 2004*, and in particular the Stock Exchange Announcement of March 29, 2005, "Summary and key figures for 2004 in accordance with IFRS". Both are available at www.novozymes.com.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

## Long-term financial targets

Over the last five years, the development in Novozymes' earning capacity has been very satisfactory. At the end of 2004, all the long-term financial targets were met, i.e. a high level of earnings which is continuing to rise, and significant financial resources.

In connection with the annual evaluation of the company's long-term opportunities and strategy, the Board of Directors has assessed the long-term financial targets, which were laid down in 2000 for a five-year period. The Board confirmed Novozymes' strategy and, with a view to supporting the company's opportunities for growth, decided

- to maintain the long-term financial targets
  - ⇒ annual growth in operating profit of at least 10%
  - ⇒ operating profit margin of around 17%
  - ⇒ return on invested capital after tax of at least 15% p.a.

- to utilise the company's financial capability over and above the target to invest additional resources in research and business development within enzymes and microorganisms

Additional investments of up to DKK 20 million in research and business development within the company's core areas are therefore expected in the second half of 2005.

## Outlook for 2005

The key sales currencies as regards American dollar and Chinese renminbi are stronger against the DKK than the average rates for 2004, and also higher than the exchange rates on which the estimate of April 27, 2005 was based. Japanese yen are at the same level as April 27, 2005, but continuously below the average exchange rate 2004.

| (DKK) | USD | JPY | CNY |
|---|---|---|---|
| Average exchange rate 2004 | 599 | 5.54 | 72.32 |
| Spot rate April 27, 2005 | 576 | 5.42 | 69.64 |
| Spot rate August 10, 2005 | 603 | 5.43 | 74.37 |
| Change compared with average exchange rate 2004 | 1% | -2% | 3% |

**The outlook for 2005 is being adjusted upwards. Operating profit is now expected to increase by just above 8%, compared with the previous figure of just below 6%. The outlook for growth in net profit is being adjusted upwards to 9-10% from around 5%. Free cash flow before acquisitions is expected to increase to DKK 800-900 million.**

This outlook is based on exchange rates remaining at their current levels for the rest of 2005, particularly the USD, CNY and JPY against the DKK.

In greater detail, the outlook is as follows:

- Growth in net turnover is being adjusted upwards to approximately 5%. Measured in local currencies, growth is expected to be around 5%, compared with the previous figure of 6-7%

- Launch of 4-6 new enzyme products

- Growth in operating profit is being adjusted upwards to just above 8%. Other things being equal, a 5% change in the exchange rate is expected to have an impact on operating profit in 2005 of DKK 30-40 million and DKK 5-15 million for the USD and JPY respectively

- Operating profit margin of just above 18%


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

- Net financial costs are now expected to be in the region of DKK 50-60 million. Expected net cash flows in USD and JPY have been hedged for 2005
- The effective tax rate for 2005 is expected to be around 25%, compared with the previous figure of 27-28%, as a result of the reduction in Danish corporation tax from 30% to 28% with effect from January 1, 2005
- Growth in net profit of 9-10%
- Investments in tangible fixed assets before acquisitions are now expected to be below the level of depreciation and amortisation charges for 2005
- Free cash flow before acquisitions of DKK 800-900 million
- Return on invested capital of around 18%

# Environmental and social discussion

| **Selected environmental and social results** | **Half year** | |
|---|---|---|
| | 2005 | 2004 |
| Eco-Productivity Index, water | 109 | 121 |
| Eco-Productivity Index, energy | 104 | 116 |
| Unintended releases of GMOs | 0 | 0 |
| Significant spills | 1 | 1 |
| Fatalities | 0 | 0 |
| Frequency of occupational accidents per million working hours | 5.3 | 8.9 |
| Employees, total | 4,013 | 3,936 |
| Rate of employee turnover | 5.7 | 4.3 |
| Rate of absence | 2.9 | 3.0 |

The Eco-Productivity Index for Water and Energy is calculated each year based on an index of 100 at the start of the year.

Definitions of the individual indicators can be found in *The Novozymes Report 2004* under Accounting policies, pages 12-13 of Accounts and Data; see www.novozymes.com.

### Water and energy – effective utilisation of resources

The Eco-Productivity Index for Water improved by 9% in the first half of 2005, which is well above the target for an improvement of 4% for 2005 as a whole. The Eco-Productivity Index for Energy rose from 98 in the first quarter of 2005 to 104 for the first half, which means that utilisation of energy has improved compared with 2004. The target for 2005 as a whole is to achieve a 5% improvement. The basis for comparison for both water and energy is challenging, as utilisation improved by 13% and 16% respectively in 2004.

### Significant spills

There was one single spill in the first half of 2005, from Novozymes in Virginia. The incident is not expected to have significant economic consequences, and Novozymes is working closely with the local authorities on remedial measures.

### Occupational accidents resulting in absence, and occupational diseases

The frequency of reported occupational accidents resulting in absence was 5.3 in the first half of 2005, compared with 8.9 in the same period of 2004. The target for 2005 is for the frequency of occupational accidents not to exceed 7.0.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

### Rate of employee turnover and absence

The rate of employee turnover for the year to date, calculated after the first half of 2005, was 5.7%, which is 1.4 percentage points higher than after the first half of 2004. However, the rate of employee turnover remains low and is in accordance with the target for 2005 as a whole, which is not to exceed 7%. The rate of absence was 2.9 for the first half of 2005 and within the target of 3%.

## Business development update

### Enzymes

Industrial enzymes are Novozymes' core business and will continue to be the group's primary business area and focus in the future. Novozymes' strategy is to continue to expand the enzyme market by means of new product introductions and increased penetration based on innovation and the group's technology base.

Around 12-13% of the group's turnover is used for research and development, with approximately 85% of resources being allocated to the enzyme area. With more than 100 projects in the pipeline, the focus is on developing market-expanding products, further developing existing products, and projects to optimise productivity.

Novozymes expects to launch 4-6 new products a year, with approximately 30% of turnover coming from the sale of 'new products' launched within the last five years.

Business development for enzymes is increasingly expected to take the form of alliances and close research collaboration, with a combination of the parties' core competences contributing to more targeted research and, often, more rapid penetration.

White biotechnology, i.e. bioprocesses and bioproducts manufactured using microorganisms and renewable raw materials, is an area which is attracting increasing attention. In the USA, where the technology is also known as the "biobased economy", biotechnological solutions are an important area of focus. In addition, white biotechnology is now gaining increased political support in Europe. White biotechnology offers significant opportunities for business development, for example converting renewable raw materials to fuel, manufacturing bioplastics or synthetic fibres, replacing chemicals in the production process, etc. Enzymes occupy a central position in this trend and, as the worldwide leader in industrial enzymes, Novozymes is playing its part in developments.

In connection with the decision to maintain the group's existing long-term financial targets, Novozymes will continue to make further investments in research and business development within enzymes and microorganisms. White biotechnology will be an area of focus for investments. In addition, there will be a continued focus on projects which ensure maximum output from existing plants and on research projects with a longer timeframe and higher risk and potential of return than the rest of the group's research portfolio.

### Microorganisms

The microorganisms business area is also expected to grow through innovation and increased penetration. This business area was established on the basis of the five acquisitions Novozymes made in the period 2000-2003, and has been in an integration and consolidation phase for the last two years. Consolidation of the business has proceeded slightly more slowly than expected and will continue to be an area of focus.

Around 5% of total research resources are dedicated to microorganisms targeted at market-expanding products. One example of this is penetration of the aquaculture market, where Novozymes launched a new microorganism in 2004 which can be used to improve water quality in shrimp farming.


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

### Biopolymers and pharmaceutical proteins

Novozymes uses up to 10% of research resources to develop business areas outside the enzyme area, but within areas based on the same core competences.

### Biopolymers

HyaCare®, the first hyaluronic acid produced using microorganisms, was launched in the autumn of 2004. The product is targeted in the first instance at the technical market, more specifically the cosmetics industry. The development of HyaCare for the medical device market is proceeding satisfactorily, and the first product is expected to be launched during 2006, initially for use in eye drops. In the longer term it has also been decided to develop HyaCare for use in the pharmaceutical industry.

In 2003 Novozymes entered into an alliance with the Australian company Meditech Research Limited, which is testing hyaluronic acid in combination with a drug to treat intestinal cancer. The project is currently in clinical phase II, with Novozymes covering some of the costs in return for acquiring certain rights to the final product.

If the introduction of HyaCare is a success, the company is likely to invest in a separate production plant. Further, there is a focus on opportunities for minor acquisitions within the area.

### Contract production of pharmaceutical proteins

Novozymes in Lund (Sweden), which among other things produces Protein A, is approved as a European cGMP plant. It is planned to increase the production capacity and simultaneously expand the plant in order to be able to produce proteins which require FDA approval.
In 2004 Novozymes extended its research collaboration with Neugenesis Corp. on the development of a microbial production method for monoclonal antibodies. The project has reached a stage where the next step will involve entering into a partnership.

### Antimicrobial peptides

Within the area of antimicrobial peptides, Novozymes has identified several promising classes of naturally occurring peptides, including two lead candidates (novicidin and plectasin), with plectasin being of particular interest. Plectasin is targeted at the treatment of antibiotic-resistant bacterial infections. The project has progressed so far in the research process that a partner is now actively being sought. The other projects are still in the very early stages.

### Low-allergenic protein technologies

This project is targeted at the production of recombinant dust mite allergens. These products will be suitable for classic injection and for the production of oral allergy vaccines. A partner is now being sought to take the project further..

## Financial calendar

| | |
|---|---|
| October 27, 2005 | Group financial statement for the first three quarters of 2005 |
| November 23, 2005 | Capital market day |
| January 24, 2006 | Group financial statement for 2005 |


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

## Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2005. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

**Bagsværd, August 11, 2005**

**Board of Directors**
**Novozymes A/S**

Appendix 1: Profit and loss account for the second quarter of 2004 and year to date 2004, before and after IFRS
Quarterly sales by geographical area
Quarterly sales by industry

Appendix 2: Cash flow first half of 2005 compared with first half of 2004

Appendix 3: Development in shareholders' equity, first half of 2005 compared with first half of 2004, stated in accordance with IFRS

**Contact persons**

Media Relations:
Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct):+45 4443 3304

*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*

## Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Group financial statement for Novozymes A/S for the first half of 2005.

The financial statement has been prepared in accordance with the International Financial Reporting Standards (IFRS) and the regulations of the Copenhagen Stock Exchange for the presentation of accounts by listed companies. In our opinion the accounting policies used are appropriate and the Group financial statement for the first half of 2005 gives a true and fair view of the Group's assets, liabilities, net profit, financial position and cash flow.

Bagsværd, August 11, 2005

**Management:**

Steen Riisgaard
*President and CEO*

Per Falholt

Per Månsson

Peder Holk Nielsen

Arne W. Schmidt

**Board of Directors:**

Henrik Gürtler
*Chairman*

Kurt Anker Nielsen
*Vice Chairman*

Paul Petter Aas

Jerker Hartwall

Arne Hansen

Søren Jepsen

Ulla Morin

Walther Thygesen

Hans Werdelin


Novozymes A/S
Investor Relations
2005-25364-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1:

## Profit and loss account for the second quarter of 2004 and year to date 2004, before and after IFRS

| Effect of IFRS (DKK million) | Q2 2004 | | | Year to date 2004 | | |
|---|---|---|---|---|---|---|
| **Profit and loss account** | **Before IFRS** | **IFRS effect** | **After IFRS** | **Before IFRS** | **IFRS effect** | **After IFRS** |
| Net turnover | 1,535 | (7) | 1,528 | 2,976 | (15) | 2,961 |
| - Enzymes | 1,452 | (7) | 1,445 | 2,812 | (15) | 2,797 |
| - Microorganisms | 83 | 0 | 83 | 164 | 0 | 164 |
| **Gross profit** | **824** | **(7)** | **817** | **1,604** | **(12)** | **1,592** |
| - Enzymes | 779 | (7) | 772 | 1,515 | (12) | 1,503 |
| - Microorganisms | 45 | 0 | 45 | 89 | 0 | 89 |
| **Operating profit** | **265** | **(4)** | **261** | **522** | **(2)** | **520** |
| - Enzymes | 255 | (6) | 249 | 502 | (6) | 496 |
| - Microorganisms | 10 | 2 | 12 | 20 | 4 | 24 |
| Operating profit margin | 17.3% | | 17.1% | 17.5% | | 17.6% |
| Net financials | (15) | (18) | (33) | (12) | (38) | (50) |
| **Profit before tax** | **250** | **(22)** | **228** | **510** | **(40)** | **470** |
| Tax | 65 | (7) | 58 | 133 | (12) | 121 |
| **Profit incl. minority interests** | **185** | **(15)** | **170** | **378** | **(28)** | **349** |
| Minority interests | 0 | 0 | 0 | 0 | 1 | 1 |
| **Net profit** | **185** | **(15)** | **170** | **378** | **(28)** | **350** |
| Earnings per share | 2.7 | | 2.5 | 5.5 | | 5.1 |
| Average no. of A/B shares, outstanding (million) | 68.7 | | 68.7 | 68.7 | | 68.7 |
| Earnings per share, diluted | 2.6 | | 2.4 | 5.4 | | 5.0 |
| Average no.of A/B shares diluted (million) | 70.3 | | 70.3 | 70.5 | | 70.7 |

## Quarterly sales by geographical area

| | 2005 | | 2004 | | | | % change |
|---|---|---|---|---|---|---|---|
| (DKK million) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q2 / Q2 |
| Europe, Middle East & Africa | 714 | 666 | 685 | 691 | 659 | 626 | 8 |
| North America | 440 | 414 | 400 | 450 | 470 | 442 | (6) |
| Asia Pacific | 303 | 298 | 287 | 280 | 277 | 266 | 9 |
| Latin America | 104 | 98 | 119 | 115 | 122 | 99 | (15) |
| **Net turnover** | **1,561** | **1,476** | **1,491** | **1,536** | **1,528** | **1,433** | **2** |

## Quarterly sales by industry

| | 2005 | | 2004 - IFRS | | | | % change |
|---|---|---|---|---|---|---|---|
| (DKK million) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q2/Q2 |
| **Enzymes** | **1,479** | **1,402** | **1,424** | **1,469** | **1,445** | **1,352** | **2** |
| -technical enzymes | 915 | 874 | 862 | 931 | 897 | 863 | 2 |
| -detergent | 490 | 500 | 483 | 525 | 512 | 518 | (4) |
| -other technical | 425 | 374 | 379 | 406 | 385 | 345 | 10 |
| -food enzymes | 396 | 356 | 371 | 373 | 367 | 328 | 8 |
| -feed enzymes | 168 | 172 | 191 | 165 | 181 | 161 | (7) |
| **Microorganisms** | **82** | **74** | **67** | **67** | **83** | **81** | (1) |
| **Net turnover** | **1,561** | **1,476** | **1,491** | **1,536** | **1,528** | **1,433** | **2** |


Novozymes A/S
Investor Relations
2005-25364-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2:

## Cash flow first half of 2005 compared with first half of 2004

| (DKK million) | 1H 2005 | 1H 2004 |
|---|---|---|
| **Net profit** | 440 | 350 |
| Reversals with no effect on cash flow | 297 | 436 |
| Corporation tax paid | (176) | (212) |
| Interest received | 25 | 23 |
| Interest paid | (29) | (34) |
| **Cash flow before change in working capital** | 557 | 563 |
| | | |
| **Change in working capital** | | |
| (Increase)/decrease in trade debtors and other debtors | 75 | (22) |
| (Increase)/decrease in stocks | (118) | (135) |
| Increase/(decrease) in amounts owed to related parties, net | (16) | (14) |
| Increase/(decrease) in trade creditors and other creditors | 107 | 82 |
| **Cash flow from operating activitites** | 605 | 474 |
| | | |
| **Investments** | | |
| Purchase of intangible fixed assets | (4) | (13) |
| Sale of intangible fixed assets | 7 | 4 |
| Purchase of tangible fixed assets | (128) | (119) |
| Termination of currency swap | - | 131 |
| Acquisition of acitvities | - | - |
| Purchase of minority shares | - | - |
| **Cash flow from investing activities** | (125) | 3 |
| | | |
| **Free cash flow** | 480 | 477 |
| | | |
| Financing activities | | |
| Non-current loan repayments | - | (502) |
| Non-current borrowing | - | 525 |
| Sales of shares in Novo Nordisk A/S | 13 | 16 |
| Purchase of own participating interests, net | (339) | (361) |
| Dividend paid | (231) | (219) |
| Cash flow from financing activities | (557) | (541) |
| | | |
| Net cash flow | (77) | (64) |


Novozymes A/S
Investor Relations
2005-25364-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3:

## Development in shareholders' equity, first half of 2005 compared with first half of 2004, stated in accordance with IFRS

| (DKK million) | H1 2005 | H1 2004 |
|---|---|---|
| Equity at beginning of period excl. minority interests | 3,917 | 4,125 |
| Net profit for the period | 440 | 350 |
| Dividend paid | (231) | (219) |
| Purchase of own shares (net) | (339) | (361) |
| Currency translation adjustments for net assets, etc. | 56 | 152 |
| **Equity excl. minority interests** | **3,843** | **4,047** |
| | | |
| Minority interests at beginning of period | 30 | 29 |
| Net result for the period | 1 | (1) |
| Dividend paid | (1) | (5) |
| Currency translation adjustments for net assets, etc. | 3 | 2 |
| **Minority interests** | **33** | **25** |
| | | |
| **Equity at end of period** | **3,876** | **4,072** |


Novozymes A/S
Investor Relations
2005-25364-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

# Stock exchange announcement

July 4, 2005

## Reduction of the share capital and status of Novozymes' holding of own shares

As stated in stock exchange announcement no. 20/2005, a reduction of Novozymes' share capital was approved at the Novozymes A/S annual general meeting on March 16, 2005.

The right to contest a claim met the deadline on June 27, 2005 unchallenged and therefore the reduction of Novozymes' share capital has been filed for registration with the Danish Commerce and Companies Agency.

After registration the share capital will be DKK 696 million, corresponding to 69.6 million shares.

| | Share capital in DKK | No. of shares, DKK 10 |
|---|---|---|
| A shares | 107,487,200 | 10,748,720 |
| B shares | 588,512,800 | 58,851,280 |
| Total | 696,000,000 | 69,600,000 |

As at June 30, 2005, Novozymes' holding of own shares comprised 6,939,406 B shares, equivalent to 3,939,406 B shares after capital write-down or 5,7 % of the written-down share capital. In the period from January 4, 2005 to June 30, 2005, Novozymes purchased own shares to a value of DKK 435 million as part of a larger share buy-back programme.

### Contacts persons:


**Press and media:**
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050

**Equity analysts and investors:**
Lene Aaboe
Tel. (direct): +45 4446 0082

In USA:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279


*Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.*



Novozymes A/S
Stakeholder
Communications
2005-26380-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27